September 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
Issuer CIK: 0001797318
Issuer File Number: 333-235734/811-23504
Form Type: 8-A12B
Filing Date: September 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of AllianzIM International Equity Buffer15 Uncapped Oct ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications